                                                               EXHIBIT (a)(1)(H)

                      SUPPLEMENT TO THE OFFER TO PURCHASE

                           SHAW INDUSTRIES, INC. LOGO

              AMENDMENT TO OFFER TO PURCHASE DATED MARCH 13, 2000
                  (THE "ORIGINAL OFFER TO PURCHASE") FOR CASH
                  UP TO 12,000,000 SHARES OF ITS COMMON STOCK
 (INCLUDING ASSOCIATED SERIES A PARTICIPATING PREFERRED STOCK PURCHASE RIGHTS)

           TO INCREASE THE PURCHASE PRICE TO NOT IN EXCESS OF $15.50
                         NOR LESS THAN $13.50 PER SHARE

  THE OFFER, PRORATION PERIOD AND WITHDRAWAL RIGHTS HAVE BEEN EXTENDED AND NOW
          EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, ON WEDNESDAY,
             APRIL 19, 2000, UNLESS THE OFFER IS FURTHER EXTENDED.

    Shaw Industries, Inc., a Georgia corporation, has amended its offer to its shareholders to tender up to 12,000,000 shares of its common stock, including the associated rights to purchase preferred stock, for purchase by Shaw to increase the price to not in excess of $15.50 nor less than $13.50 per share net to the seller in cash, without interest, as specified by shareholders tendering their shares. Shaw will determine a single per share price that it will pay for shares properly tendered, taking into account the number of shares tendered and the prices specified by tendering shareholders. All shares acquired in the offer will be acquired at the same price. Shaw will select the lowest purchase price that will allow it to purchase 12,000,000 shares or, if a lesser number of shares are properly tendered, all shares properly tendered.

    THE OFFER IS NOT CONDITIONED ON ANY MINIMUM NUMBER OF SHARES BEING TENDERED. THE OFFER IS, HOWEVER, SUBJECT TO CERTAIN OTHER CONDITIONS. SEE SECTION 7 OF THE ORIGINAL OFFER TO PURCHASE.

    The shares are listed and traded on the New York Stock Exchange and the Pacific Stock Exchange under the symbol "SHX." On March 30, 2000, the last trading day on the New York Stock Exchange prior to the announcement of the terms of the amended offer, the closing per share sales price as reported by The Wall Street Journal was $14 5/16. Shareholders are urged to obtain current market quotations for the shares. See Section 3 of the Supplement to the Offer to Purchase.

    NEITHER SHAW NOR SHAW'S BOARD OF DIRECTORS MAKES ANY RECOMMENDATION TO YOU AS TO WHETHER TO TENDER OR REFRAIN FROM TENDERING YOUR SHARES OR AS TO THE PURCHASE PRICE AT WHICH YOU MAY CHOOSE TO TENDER YOUR SHARES. YOU MUST MAKE YOUR OWN DECISION AS TO WHETHER TO TENDER YOUR SHARES AND, IF SO, HOW MANY SHARES TO TENDER AND THE PRICE OR PRICES AT WHICH YOU WILL TENDER THEM. IN DOING SO, YOU SHOULD CONSIDER OUR REASONS FOR MAKING THIS OFFER, INCLUDING ALLOWING SHAREHOLDERS THE OPPORTUNITY TO EXIT ALL OR PART OF THEIR INVESTMENT IN SHAW ON POTENTIALLY MORE FAVORABLE TERMS THAN WOULD OTHERWISE BE AVAILABLE AND THAT GIVEN THE CURRENT MARKET PRICE OF THE SHARES AND OUR FINANCIAL CONDITION AND OUTLOOK, THE PURCHASE OF SHARES AT THIS TIME IS A PRUDENT USE OF OUR FINANCIAL RESOURCES. SEE SECTION 2 OF THE ORIGINAL OFFER TO PURCHASE. OUR DIRECTORS AND EXECUTIVE OFFICERS HAVE ADVISED US THAT THEY DO NOT INTEND TO TENDER ANY SHARES IN THE OFFER.

    If you wish to tender all or any part of the shares registered in your name, you should follow the instructions described in Section 3 of the Original Offer to Purchase and this Supplement to the Offer to Purchase carefully, including completing a Supplement to the Letter of Transmittal in accordance with the instructions and delivering it, along with your share certificates and any other required items, to EquiServe Trust Company, N.A., the Depositary. EVEN IF YOU PREVIOUSLY TENDERED YOUR SHARES IN THIS OFFER BY RETURNING THE ORIGINAL LETTER OF TRANSMITTAL (BLUE), YOU MUST RETENDER AT A PRICE WITHIN THE RANGE SET FORTH IN THIS SUPPLEMENT TO THE OFFER TO PURCHASE BY COMPLETING AND RETURNING A SUPPLEMENT TO THE LETTER OF TRANSMITTAL (ORANGE) TO THE DEPOSITARY BEFORE THE EXPIRATION OF THE OFFER IN ORDER TO PROPERLY TENDER YOUR SHARES. SHARES TENDERED WITH AN ORIGINAL LETTER OF TRANSMITTAL BUT NOT A SUPPLEMENT TO THE LETTER OF TRANSMITTAL WILL NOT BE ACCEPTED FOR PURCHASE BY SHAW.

    If your shares are registered in the name of a broker, dealer, commercial bank, trust company or other nominee, you should contact the nominee if you desire to tender your shares and request that the nominee tender them for you. Participants in Shaw's Dividend Reinvestment Plan or Retirement Savings Plan who wish to tender any of their shares held in these plans must follow the separate instructions and procedures described in Section 3 of the Original Offer to Purchase.

    TO PROPERLY TENDER SHARES, YOU MUST VALIDLY COMPLETE THE SUPPLEMENT TO THE LETTER OF TRANSMITTAL, INCLUDING THE SECTION RELATING TO THE PRICE AT WHICH YOU ARE TENDERING SHARES. IF YOU WISH TO MAXIMIZE THE CHANCE THAT YOUR SHARES WILL BE PURCHASED AT THE PURCHASE PRICE DETERMINED BY SHAW, YOU SHOULD CHECK THE BOX IN THE SECTION ON THE SUPPLEMENT TO THE LETTER OF TRANSMITTAL CAPTIONED "SHARES TENDERED AT PRICE DETERMINED UNDER THE TENDER OFFER." NOTE THAT THIS ELECTION COULD RESULT IN YOUR SHARES BEING PURCHASED AT THE MINIMUM PRICE OF $13.50 PER SHARE.

    Questions and requests for assistance may be directed to the Information Agent or the Dealer Manager at the telephone numbers and addresses set forth on the back cover of this Supplement to the Offer to Purchase. You may request additional copies of this Supplement to the Offer to Purchase, the Original Offer to Purchase, the Supplement to the Letter of Transmittal or the Supplement to the Notice of Guaranteed Delivery from the Information Agent at its telephone numbers and address set forth on the back cover of this Supplement to the Offer to Purchase.

    WE HAVE NOT AUTHORIZED ANY PERSON TO MAKE ANY RECOMMENDATION ON OUR BEHALF AS TO WHETHER YOU SHOULD TENDER OR REFRAIN FROM TENDERING YOUR SHARES IN THIS OFFER OR AS TO THE PURCHASE PRICE OF ANY TENDER. YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THE ORIGINAL OFFER TO PURCHASE AND THIS DOCUMENT OR TO WHICH WE HAVE REFERRED YOU. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION OR TO MAKE ANY REPRESENTATION IN CONNECTION WITH THIS OFFER OTHER THAN THOSE CONTAINED IN THIS SUPPLEMENT TO THE OFFER TO PURCHASE, THE ORIGINAL OFFER TO PURCHASE OR IN THE RELATED SUPPLEMENT TO THE LETTER OF TRANSMITTAL. IF ANYONE MAKES ANY RECOMMENDATION OR GIVES ANY INFORMATION OR REPRESENTATION, YOU MUST NOT RELY UPON THAT RECOMMENDATION, INFORMATION OR REPRESENTATION AS HAVING BEEN AUTHORIZED BY SHAW.

                      The Dealer Manager for the Offer is:

                              MERRILL LYNCH & CO.

April 5, 2000

                               SUMMARY TERM SHEET

     This summary highlights the most material information from this Supplement to the Offer to Purchase and the Original Offer to Purchase. To understand the offer fully and for a more complete description of the terms of the offer, you should read carefully this entire Supplement to the Offer to Purchase, the Offer to Purchase and Supplement to the Letter of Transmittal. We have included page references parenthetically to direct you to a more complete description of the topics in this summary.

WHAT SECURITIES IS SHAW OFFERING TO PURCHASE? (PAGE 1 OF THE ORIGINAL OFFER TO PURCHASE AND PAGE 1 OF THIS SUPPLEMENT TO THE OFFER TO PURCHASE)

     Shaw is offering to purchase 12,000,000 shares of its common stock, including the associated preferred stock purchase rights, or, if a lesser number of shares are properly tendered, all shares properly tendered. If more than 12,000,000 shares are tendered, all shares tendered at or below the purchase price will be purchased on a pro rata basis, except for "odd lots" which will be purchased on a priority basis.

HOW MUCH WILL SHAW PAY ME FOR MY SHARES AND IN WHAT FORM OF PAYMENT? (PAGE 1 OF THIS SUPPLEMENT TO THE OFFER TO PURCHASE)

     Shaw is conducting the offer through a procedure commonly called a modified "Dutch Auction."

     - This procedure allows you to select the price within a specified price range at which you are willing to sell your shares. The price range for this offer is $13.50 to $15.50.

     - Shaw will determine the lowest single price per share within the price range that will allow it to purchase 12,000,000 shares, or if fewer shares are tendered, all shares tendered.

     - All shares purchased will be purchased at the same price, even if you have selected a lower price, but no shares will be purchased above the purchase price.

     - If you wish to maximize the chance that your shares will be purchased, you should check the box in the section on the Supplement to the Letter of Transmittal indicating that you will accept the purchase price determined by Shaw under the terms of the offer. Note that this election could result in your shares being purchased at the minimum price of $13.50 per share.

     - Shareholders whose shares are purchased in the offer will be paid the purchase price, net in cash, without interest, as soon as practicable after the expiration of the offer. Under no circumstances will Shaw pay interest on the purchase price, including but not limited to, by reason of any delay in making payment.

DOES SHAW HAVE THE FINANCIAL RESOURCES TO PAY ME FOR MY SHARES? (PAGE 14 OF THE ORIGINAL OFFER TO PURCHASE)

     Shaw intends to finance all of the approximately $187.5 million of funds required to purchase the shares in this offer with internally generated funds and borrowings under existing credit facilities.

WHEN DOES THE TENDER OFFER EXPIRE? CAN SHAW EXTEND THE OFFER, AND IF SO, HOW WILL I BE NOTIFIED? (PAGE 27 OF THE ORIGINAL OFFER TO PURCHASE AND PAGE 1 OF THIS SUPPLEMENT TO THE OFFER TO PURCHASE)

     - The offer expires Wednesday, April 19, 2000, at 12:00 midnight, New York City time, unless it is extended by Shaw.

     - Shaw may extend the offer at any time.

     - Shaw cannot assure you that the offer will be extended or, if extended, for how long.

     - If the offer is extended, Shaw will make a public announcement of the extension no later than 9:00 a.m. on the next business day following the previously scheduled expiration of the offer period.

WHAT IS THE PURPOSE OF THE OFFER? (PAGE 4 OF THE ORIGINAL OFFER TO PURCHASE)

     The Board of Directors believes that given the current market price of the shares and Shaw's financial condition and outlook, the purchase of shares at this time is a prudent use of its financial resources.

     In addition, this offer allows shareholders an opportunity to exit all or part of their investment in Shaw on potentially more favorable terms than would otherwise be available. However, shareholders who choose not to tender their shares may also benefit from these transactions. Non-tendering shareholders will own a greater interest in a company with a potentially stronger earnings per share growth rate.

WHAT ARE THE MOST SIGNIFICANT CONDITIONS TO THE OFFER? (PAGE 12 OF THE ORIGINAL OFFER TO PURCHASE)

     Shaw's obligations to accept for payment, purchase or pay for any shares tendered depends upon a number of conditions, including:

     - No legal action shall have been threatened, pending or taken that might adversely affect the offer or the business of Shaw.

     - No action or regulation shall be applicable to the offer or Shaw that would restrict the consummation of the offer or might materially adversely affect the business of Shaw.

     - No substantial negative change in the economic condition of the country as a whole shall have occurred during this offer.

     - No one shall have proposed, announced or made a tender or exchange offer (other than this offer), merger, business combination or other similar transaction involving Shaw.

     - No material change in the business, condition (financial or otherwise), assets, income, operations, prospects or stock ownership of Shaw shall have occurred during this offer.

HOW DO I TENDER MY SHARES? (PAGE 6 OF THE ORIGINAL OFFER TO PURCHASE AND PAGE 2 OF THIS SUPPLEMENT TO THE OFFER TO PURCHASE)

     - Whether or not you have previously tendered your shares in this offer by returning the Original Letter of Transmittal, you must retender at a price within the range set forth in this Supplement to the Offer to Purchase by completing the Supplement to the Letter of Transmittal and delivering it to the Depositary before the expiration of the offer in order to properly tender your shares. Shares tendered with an Original Letter of Transmittal but not a Supplement to the Letter of Transmittal will not be accepted for purchase by Shaw.

     - If you decide to tender your shares, you must either:

      - Deliver your shares by mail, physical delivery or book-entry transfer and deliver a completed and signed Supplement to the Letter of Transmittal to the Depositary before 12:00 midnight on Wednesday, April 19, 2000; or

      - If your share certificates are not immediately available for delivery to the Depositary, comply with the guaranteed delivery procedure before 12:00 midnight on Wednesday, April 19, 2000.

     - You may contact the Information Agent or your broker for assistance.

     - Participants in Shaw's Dividend Reinvestment Plan who wish to tender their shares held in such plan must instruct the plan administrator by following the instructions provided by the plan administrator.

     - Retirement Savings Plan beneficiaries who wish to tender their shares held in such plan must instruct the trustee of the plan by returning the instruction form received by them to the trustee.

UNTIL WHAT TIME CAN I WITHDRAW PREVIOUSLY TENDERED SHARES? (PAGE 10 OF THE ORIGINAL OFFER TO PURCHASE AND PAGE 1 OF THIS SUPPLEMENT TO THE OFFER TO PURCHASE)

     You may withdraw your tendered shares at any time before 12:00 midnight on Wednesday, April 19, 2000 unless the offer is further extended. If the offer is extended by Shaw beyond that time, you may withdraw your tendered shares at any time until the expiration of the offer. In addition, unless Shaw accepts your tendered shares for payment before 12:00 midnight, New York City time, on Friday, May 5, 2000, you may withdraw your shares any time thereafter.

IN WHAT ORDER WILL TENDERED SHARES BE PURCHASED? WILL TENDERED SHARES BE PRORATED? (PAGE 2 OF THE ORIGINAL OFFER TO PURCHASE)

     Shaw will purchase up to 12,000,000 shares, or if a lesser number of shares are properly tendered, all shares properly tendered at a price range between $13.50 and $15.50. If more than 12,000,000 shares are properly tendered at prices at or below the purchase price, the shares will be purchased in the following order:

     - First, Shaw will purchase shares from all holders of "odd lots" of less than 100 shares who properly tender all of their shares at or below the selected purchase price;

     - Second, after purchasing all shares from the "odd lot holders," subject to the conditional tender provisions described in Section 6 of the Original Offer to Purchase, Shaw will then purchase shares from all other shareholders who properly tender shares at or below the selected purchase price, on a pro rata basis.

     - Consequently, all of the shares that you tender in the offer may not be purchased even if they are tendered at or below the purchase price.

WHAT DO SHAW AND ITS BOARD OF DIRECTORS THINK OF THE OFFER? (PAGE 1 OF THE ORIGINAL OFFER TO PURCHASE AND PAGE 1 OF THIS SUPPLEMENT TO THE OFFER TO PURCHASE)

     - Neither Shaw nor Shaw's Board of Directors makes any recommendation to you as to whether to tender or refrain from tendering your shares or as to the purchase price at which you may choose to tender your shares.

     - You must make your own decision whether to tender your shares and, if so, how any shares to tender and the price or prices at which you will tender them.

     - Our directors and executive officers have advised us that they do not intend to tender any shares in the offer.

WHAT IS THE RECENT MARKET PRICE OF MY SHARES? (PAGE 14 OF THE ORIGINAL OFFER TO PURCHASE AND PAGE 2 OF THIS SUPPLEMENT TO THE OFFER TO PURCHASE)

     - On March 30, 2000, the last full trading day before the announcement of the amendment of the offer, the last reported sale price of the shares in The Wall Street Journal was $14 5/16.

     - Shareholders are urged to obtain current market quotations for their shares.

WHO DO I CONTACT IF I HAVE QUESTIONS ABOUT THE TENDER OFFER?

     For additional information or assistance, you may contact:

     - Information Agent:

       Corporate Investor Communications, Inc.
       111 Commerce Road
       Carlstadt, NJ 07072
       Banks and Brokerage Firms Call: (800)346-7885
       All Others Call Toll Free: (877)977-6197

     SHAW HAS NOT AUTHORIZED ANY PERSON TO MAKE ANY RECOMMENDATION ON BEHALF OF SHAW AS TO WHETHER SHAREHOLDERS SHOULD TENDER OR REFRAIN FROM TENDERING SHARES PURSUANT TO THE OFFER OR AS TO THE PURCHASE PRICE OF ANY TENDER. SHAREHOLDERS SHOULD RELY ONLY ON THE INFORMATION CONTAINED HEREIN OR TO WHICH SHAW HAS REFERRED THEM. SHAW HAS NOT AUTHORIZED ANY PERSON TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION IN CONNECTION WITH THE OFFER OTHER THAN THOSE CONTAINED HEREIN, IN THE ORIGINAL OFFER TO PURCHASE OR IN THE RELATED SUPPLEMENT TO THE LETTER OF TRANSMITTAL. IF GIVEN OR MADE, ANY SUCH RECOMMENDATION OR ANY SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY SHAW.

                             ---------------------

                               TABLE OF CONTENTS

SECTION                                                            PAGE
-------                                                            ----
SUMMARY TERM SHEET...............................................    i
INTRODUCTION.....................................................    1
1.   Increase in Purchase Price; Extension of Offer..............    1
2.   Procedures for Tendering Shares.............................    2
3.   Updated Price Range of Shares; Dividends....................    2
4.   Source and Amount of Funds..................................    2
5.   Additional Information Concerning Shaw......................    3
6.   Miscellaneous...............................................    8

                             ---------------------

To the Holders of Common Stock of Shaw Industries, Inc.:

                                  INTRODUCTION

     Shaw Industries, Inc., a Georgia corporation, has amended its offer to its shareholders to tender shares of its common stock, with no par value, for purchase by Shaw. Shaw is now offering to purchase up to 12,000,000 shares at a price not in excess of $15.50 nor less than $13.50 per share, net to seller in cash, without interest, as specified by shareholders tendering their shares.

     This Supplement to the Offer to Purchase should be read in connection with the Original Offer to Purchase. Except as set forth herein, all of the terms and conditions of the offer set forth in the Original Offer to Purchase shall continue to be applicable.

     WHETHER OR NOT YOU HAVE PREVIOUSLY TENDERED YOUR SHARES IN THIS OFFER BY RETURNING THE ORIGINAL LETTER OF TRANSMITTAL, YOU MUST RETENDER AT A PRICE WITHIN THE RANGE SET FORTH IN THIS SUPPLEMENT TO THE OFFER TO PURCHASE BY COMPLETING THE SUPPLEMENT TO THE LETTER OF TRANSMITTAL AND DELIVERING IT TO THE DEPOSITARY BEFORE THE EXPIRATION OF THE OFFER IN ORDER TO PROPERLY TENDER YOUR SHARES. SHARES TENDERED WITH A AN ORIGINAL LETTER OF TRANSMITTAL BUT NOT A SUPPLEMENT TO THE LETTER OF TRANSMITTAL WILL NOT BE ACCEPTED FOR PURCHASE BY SHAW.

     This offer is not conditioned on any minimum number of shares being tendered. The offer is, however, subject to certain other conditioning. See
Section 7 of the Original Offer to Purchase.

     THE BOARD OF DIRECTORS OF SHAW HAS AUTHORIZED THIS OFFER. HOWEVER, NEITHER SHAW NOR SHAW'S BOARD OF DIRECTORS MAKES ANY RECOMMENDATION TO YOU AS TO WHETHER TO TENDER OR REFRAIN FROM TENDERING YOUR SHARES OR AS TO THE PURCHASE PRICE AT WHICH YOU MAY CHOOSE TO TENDER YOUR SHARES. YOU MUST MAKE YOUR OWN DECISION WHETHER TO TENDER YOUR SHARES AND, IF SO, HOW MANY SHARES TO TENDER AND THE PRICE OR PRICES AT WHICH YOU WILL TENDER THEM. IN DOING SO, YOU SHOULD CONSIDER OUR REASONS FOR MAKING THIS OFFER, INCLUDING ALLOWING SHAREHOLDERS THE OPPORTUNITY TO EXIT ALL OR A PART OF THEIR INVESTMENT IN SHAW ON POTENTIALLY MORE FAVORABLE TERMS THAN WOULD OTHERWISE BE AVAILABLE AND THAT GIVEN THE CURRENT MARKET PRICE OF THE SHARES AND OUR FINANCIAL CONDITION AND OUTLOOK, THE PURCHASE OF SHARES AT THIS TIME IS A PRUDENT USE OF OUR FINANCIAL RESOURCES. SEE
SECTION 2 OF THE ORIGINAL OFFER TO PURCHASE. OUR DIRECTORS AND EXECUTIVE OFFICERS HAVE ADVISED US THAT THEY DO NOT INTEND TO TENDER ANY SHARES IN TO THE OFFER.

     As of February 29, 2000, Shaw had 132,672,099 shares issued and outstanding. The 12,000,000 shares that Shaw is offering to purchase pursuant to the offer represent approximately 9.0% of the shares outstanding as of February 29, 2000. The shares are listed and traded on the New York Stock Exchange and the Pacific Stock Exchange under the symbol "SHX." On March 30, 2000, the last trading day on the New York Stock Exchange prior to the announcement of the terms of the amended offer, the closing per share sales price as reported by The Wall Street Journal was $14 5/16. SHAREHOLDERS ARE URGED TO OBTAIN CURRENT MARKET QUOTATIONS FOR THE SHARES. SEE SECTION 4 OF THE ORIGINAL OFFER TO PURCHASE AND SECTION 3 OF THIS SUPPLEMENT TO THE OFFER TO PURCHASE.

     The offer is hereby amended and supplemented as follows:

1.  INCREASE IN PRICE; EXTENSION OF OFFER.

     Upon the terms and subject to the conditions of the offer, Shaw will purchase up to 12,000,000 shares, including the associated rights to purchase preferred stock, or the lesser number of shares properly tendered and not properly withdrawn in accordance with Section 4 of the Original Offer to Purchase before the expiration of the offer, at a price not in excess of $15.50 nor less than $13.50 per share, net to the seller in cash, without interest.

     Shaw has extended the expiration of the offer, the proration period and withdrawal rights. The offer, the proration period and withdrawal rights will now expire at 12:00 midnight, New York City time, on April 19, 2000. However, Shaw may, in its sole discretion, extend the period of time during which the offer will remain open. For a description of Shaw's right to extend, delay, terminate or amend the offer, see Section 15 of the Original Offer to Purchase.

     In accordance with Instruction 7 of the Supplement to the Letter of Transmittal, shareholders desiring to tender shares must either:

     - specify the price, not in excess of $15.50 nor less than $13.50 per share, at which they are willing to sell their shares to Shaw in the offer, or

     - specify that they are willing to sell their shares to Shaw at the price determined in the offer.

2.  PROCEDURES FOR TENDERING SHARES.

     The procedure for tendering your shares is the same as set forth in the Original Offer to Purchase, specifically Section 3, except that you must deliver a Supplement to the Letter of Transmittal to the Depository prior to the expiration of the offer instead of the Original Letter of Transmittal previously provided to you. In the event you previously tendered your shares in this offer by returning the Original Letter of Transmittal, you must still confirm your tender by indicating a price within the range set forth in this Supplement to the Offer to Purchase and delivering a completed Supplement to the Letter of Transmittal to the Depositary in order to properly tender your shares. Shares previously tendered by means of an Original Letter of Transmittal will not be accepted by Shaw unless a Supplement to the Letter of Transmittal is completed and returned.

3.  UPDATED PRICE RANGE OF SHARES; DIVIDENDS.

     The shares are listed and traded on the New York Stock Exchange and on the Pacific Stock Exchange under the symbol "SHX." The following table sets forth, for the periods indicated, the high and low per share sales prices as reported by The Wall Street Journal and the cash dividends paid per share in each such fiscal quarter:

                                                               HIGH       LOW     DIVIDENDS
                                                              -------   -------   ---------
1998:
1st Quarter.................................................  $15 3/4   $10 15/16   $0.075
2nd Quarter.................................................   18 3/16   14 7/16       --
3rd Quarter.................................................   19 15/16  15 1/8        --
4th Quarter.................................................   24 1/4    12 1/16       --
1999:
1st Quarter.................................................  $24 1/4   $18 7/16   $   --
2nd Quarter.................................................   20 3/8    16 7/8        --
3rd Quarter.................................................   21 11/16  15 7/8      0.05
4th Quarter.................................................   17 15/16  13 1/2      0.05
2000:
1st Quarter (through March 30, 2000)........................  $15       $11 3/16   $ 0.05

     On March 30, 2000, the last trading day before the announcement of the offer, the closing per share sales price as reported by The Wall Street Journal was $14 5/16. SHAREHOLDERS ARE URGED TO OBTAIN CURRENT MARKET QUOTATIONS FOR THE SHARES.

4.  SOURCE AND AMOUNT OF FUNDS.

     Assuming Shaw purchases 12,000,000 shares pursuant to the offer at a purchase price of $15.50 per share, Shaw expects the maximum aggregate cost to be approximately $187.5 million, including estimated fees and expenses. Shaw intends to finance the purchase of shares pursuant to the offer and the payment of related fees and expenses with internally generated funds and borrowings under its unsecured revolving credit facility with a banking syndicate.

5.  ADDITIONAL INFORMATION CONCERNING SHAW.

     In addition to the information concerning Shaw set forth is Section 10 of the Original Offer to Purchase, Shaw announced on March 27, 2000 that it reached an agreement to sell Shaw Industries Australia Pty. Ltd (Shaw's wholly-owned Australian subsidiary) to Feltex Carpets Limited of New Zealand. The transaction is valued at $120 million Australian (approximately U.S. $73 million), including the assumption of debt. The transaction is subject to governmental approvals in Australia. The operations of Shaw Industries Australia will continue to be included in the consolidated results of operations of Shaw until closing, which is expected to occur during Shaw's second quarter of 2000.

                       CONSOLIDATED STATEMENTS OF INCOME
                   (DOLLARS IN THOUSANDS, EXCEPT SHARE DATA)

                                                                    TWELVE MONTHS ENDED
                                                              -------------------------------
                                                                JANUARY 1,       JANUARY 2,
                                                                   2000             1999
                                                              --------------   --------------
Net sales...................................................  $    4,107,736   $    3,542,202
Cost of sales...............................................       3,028,248        2,642,453
Gross margin................................................       1,079,488          899,749
Selling, general and administrative expenses................         627,075          620,878
Charge to record plant closing costs........................           1,834               --
Charge to record sale of residential retail operations,
  store closing costs and write-down of certain assets......           4,061          132,303
Operating income............................................         446,518          146,568
Interest expense, net.......................................          62,812           62,553
Loss on sale of equity securities...........................              --           22,247
Other expense, net..........................................           1,319            4,676
Income before income taxes..................................         382,387           57,092
Provision for income taxes..................................         157,361           38,407
Income before equity in income of joint ventures............         225,026           18,685
Equity in income of joint ventures..........................           2,925            1,947
Net income..................................................  $      227,951   $       20,632
Earnings per common share:
  Basic.....................................................  $         1.64   $         0.16
  Diluted...................................................            1.62             0.16
Weighted average shares:
  Basic.....................................................     138,591,266      128,031,290
  Diluted...................................................     140,680,923      129,915,178

                   CONDENSED CONSOLIDATED BALANCE SHEET DATA
                             (DOLLARS IN THOUSANDS)

                                                                JANUARY 1,       JANUARY 2,
                                                                   2000             1999
                                                              --------------   --------------
                                           ASSETS
Current assets:
  Cash and cash equivalents.................................  $       34,021   $       12,555
  Accounts receivable, net..................................         234,267          276,002
  Inventories...............................................         666,734          659,080
  Other current assets......................................         140,902          134,733
                                                              --------------   --------------
          Total current assets..............................       1,075,924        1,082,370
Property, plant and equipment, net..........................         753,805          716,428
Goodwill, net...............................................         418,923          416,028
Other assets................................................          43,067           46,621
                                                              --------------   --------------
                                                              $    2,291,719   $    2,261,447
                                                              ==============   ==============
                          LIABILITIES AND SHAREHOLDERS' INVESTMENT
Current liabilities:
  Current maturities of long-term debt......................  $        4,294   $            8
  Accounts payable and accrued liabilities..................         489,673          454,802
                                                              --------------   --------------
          Total current liabilities.........................         493,967          454,810
Long-term debt, less current maturities.....................         823,821          927,434
Deferred income taxes and other liabilities.................         105,346           81,835
                                                              --------------   --------------
          Total liabilities.................................       1,423,134        1,464,079
  Total shareholders' investment............................         868,585          797,368
                                                              --------------   --------------
                                                              $    2,291,719   $    2,261,447
                                                              ==============   ==============

        SUMMARY HISTORICAL CONDENSED CONSOLIDATED FINANCIAL INFORMATION

     The following table contains summary historical condensed consolidated financial information of Shaw and its subsidiaries. The historical financial information (other than the ratios of earnings to fixed charges) was derived from the audited consolidated financial statements of Shaw filed as exhibits to, and incorporated by reference into, the Shaw Annual Report on Form 10-K for the year ended January 1, 2000 which is incorporated herein by reference, and other information and data contained in such report. More comprehensive financial information is included or incorporated by reference in Shaw's Form 10-K referred to above and the financial information which follows is qualified in its entirety by reference to such report, and all of the financial statements and related notes contained or incorporated by reference therein, copies of which may be obtained as set forth below under the caption "-- Additional Information, Incorporation by Reference."

                                                      TWELVE MONTHS ENDED
                                                 -----------------------------
                                                  JANUARY 1,      JANUARY 2,
                                                     2000            1999
                                                 -------------   -------------
                                                 (IN THOUSANDS, EXCEPT RATIOS
                                                      AND PER SHARE DATA)
INCOME STATEMENT DATA:
Net sales......................................    $4,107,736     $ 3,542,202
Income before income taxes.....................       382,387          57,092
Net income.....................................       227,951          20,632
Earnings per common share:
  Basic........................................          1.64            0.16
  Diluted......................................          1.62            0.16
Cash dividends per share.......................          0.10           0.075
Weighted average shares outstanding:
  Basic........................................       138,591         128,031
  Diluted......................................       140,681         129,915
Ratio of earnings to fixed charges(1)..........          7.13            1.94
BALANCE SHEET DATA (AS OF END OF INDICATED
  PERIOD):
Working capital................................    $  581,957     $   627,560
Property, plant and equipment, net.............       753,805         716,428
Total assets...................................     2,291,719       2,261,447
Total long-term debt...........................       823,821         927,434
Shareholders' investment.......................       868,585         797,368
Shareholders' investment per common share(2)...          6.55            5.66

---------------

(1) The ratio of earnings to fixed charges has been calculated by dividing income before income taxes, non-distributed equity in income of joint ventures and fixed charges, by the fixed charges. The fixed charges consist of interest expense.
(2) Shareholders' investment per common share has been calculated by dividing shareholders' investment by the number of common shares outstanding at the end of each of the periods presented.

            SUMMARY UNAUDITED CONSOLIDATED PRO FORMA FINANCIAL DATA

     The following summary unaudited consolidated pro forma financial data gives effect to the purchase of shares pursuant to the offer, based on certain assumptions described in the footnotes to the summary unaudited consolidated pro forma financial data, and gives effect to the purchase of shares pursuant to the offer as if it had occurred at the beginning of the period presented, with respect to income statement data, and on January 1, 2000, with respect to balance sheet data. The summary unaudited consolidated pro forma financial data should be read in conjunction with the summary consolidated historical financial information and do not purport to be indicative of the results that would actually have been obtained, or results that may be obtained in the future, or the financial condition that would have resulted had the purchase of the shares pursuant to the offer been completed at the dates indicated.

                                                                   TWELVE MONTHS ENDED
                                                                     JANUARY 1, 2000
                                                              -----------------------------
                                                               HISTORICAL     PRO FORMA(1)
                                                              ------------   --------------
                                                              (IN THOUSANDS, EXCEPT RATIOS
                                                                   AND PER SHARE DATA)
                                                                       (UNAUDITED)
INCOME STATEMENT DATA:
Net sales...................................................   $4,107,736      $4,107,736
Income before income taxes..................................      382,387         371,137
Net income..................................................      227,951         221,089
Earnings per common share:
  Basic.....................................................         1.64            1.75
  Diluted...................................................         1.62            1.72
Weighted average shares outstanding:
  Basic.....................................................      138,591         126,591
  Diluted...................................................      140,681         128,681
Ratio of earnings to fixed charges(2).......................         7.13            6.05
BALANCE SHEET DATA (AS OF END OF INDICATED PERIOD):
Working capital.............................................   $  581,957      $  581,957
Total assets................................................    2,291,719       2,291,719
Total long-term debt........................................      823,821       1,011,321
Shareholders' investment....................................      868,585         681,085
Book value per common share(3)..............................         6.55            5.64

---------------

(1) The following assumptions were made in developing the summary unaudited consolidated pro forma financial data presented above:
     (a) a total of 12,000,000 shares are purchased at the maximum offer price of $15.50 per share;
     (b) expenses related to the offer total $1,500;
     (c) the aggregate purchase price and offer expenses are financed through additional borrowings under Shaw's credit facility at an average interest rate of 6.00% per annum; and
     (d) a marginal tax rate of 39.0%.
(2) The ratio of earnings to fixed charges has been calculated by dividing income before income taxes, non-distributed equity in income of joint ventures and fixed charges, by the fixed charges. The fixed charges consist of interest expense.
(3) Book value per share has been calculated by dividing shareholders' investment by the number of common shares and pro forma common shares outstanding at the end of each of the periods presented.

ADDITIONAL INFORMATION, INCORPORATION BY REFERENCE.

     Shaw is subject to the informational filing requirements of the Securities Exchange Act of 1934, as amended and, in accordance therewith, is obligated to file reports and other information with the Commission relating to its business, financial condition and other matters. Information, as of particular dates, concerning Shaw's directors and officers, their remuneration, options granted to them, the principal holders of the securities and any material interest of such persons in transactions with Shaw is required to be disclosed in proxy statements distributed to Shaw's shareholders and filed with the Commission. These reports, proxy statements and other information can be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549; at its regional offices located at 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511; and 7 World Trade Center, 13th Floor, New York, New York 10048. Copies of such material may also be obtained by mail, upon payment of the Commission's customary charges, from the Public Reference Section of the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. The Commission also maintains a Web site on the World Wide Web at http://www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission. The shares are listed for trading on the New York Stock Exchange and Pacific Stock Exchange and reports, proxy statements and other information concerning Shaw also can be inspected at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005, and the Pacific Stock Exchange, 301 Pine Street, San Francisco, California 94104.

     The rules of the Commission allow Shaw to "incorporate by reference" information into this document, which means that Shaw can disclose important information to you by referring you to another document filed separately with the Commission. This offer incorporates by reference the financial statements and the notes related thereto contained in the documents listed below that have been previously filed with the Commission. These documents contain important information about Shaw. Shaw also incorporates by reference any future filings it makes with the Commission under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act prior to the expiration of the offer.

SEC FILINGS (FILE NO. 001-06853)                                  PERIOD
--------------------------------                                  ------
Annual Report on Form 10-K...................  Year ended January 1, 2000

6.  MISCELLANEOUS

     Shaw is not aware of any jurisdiction where the making of the offer is not in compliance with applicable law. If Shaw becomes aware of any jurisdiction where the making of the offer or the acceptance of shares pursuant to the offer is not in compliance with any valid applicable law, Shaw will make a good faith effort to comply with such law. If, after such good faith effort, Shaw cannot comply with such law, the offer will not be made to, nor will tenders be accepted from or on behalf of, the holders of shares residing in such jurisdiction. In any jurisdiction where the securities, blue sky or other laws require the offer to be made by a licensed broker or dealer, the offer will be deemed to be made on Shaw's behalf by the Dealer Manager or one or more registered brokers or dealers licensed under the laws of the jurisdiction.

     Pursuant to Rule 13e-4 promulgated under the Exchange Act, Shaw has filed with the Commission an Issuer Tender Offer Statement on Schedule TO which contains additional information with respect to the offer. The Schedule TO, including the exhibits and any amendments thereto, may be examined, and copies may be obtained, at the same places and in the same manner as is set forth in
Section 10 of the Offer to Purchase with respect to information concerning Shaw.

     NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATION ON BEHALF OF SHAW OR THE DEALER MANAGER IN CONNECTION WITH THE OFFER OTHER THAN THOSE CONTAINED IN THIS SUPPLEMENT TO THE OFFER TO PURCHASE, THE ORIGINAL OFFER TO PURCHASE OR IN THE RELATED SUPPLEMENT TO THE LETTER OF TRANSMITTAL. IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY SHAW OR THE DEALER MANAGER.

                                          SHAW INDUSTRIES, INC.

     Manually signed facsimile copies of the Supplement to the Letter of Transmittal will not be accepted. The Supplement to the Letter of Transmittal and certificates for shares and any other required documents should be sent or delivered by each shareholder the shareholder's broker, dealer, commercial bank, trust company or nominee to the Depositary at one of its addresses set forth below. To confirm delivery of shares, shareholders are directed to contact the Depository.

                        THE DEPOSITARY FOR THE OFFER IS:

                         EQUISERVE TRUST COMPANY, N.A.

 By Registered or Certified Mail:    By Overnight Courier:                  By Hand Delivery:
         EquiServe Trust                EquiServe Trust      Securities Transfer & Reporting Services, Inc.
          Company, N.A.                  Company, N.A.              c/o EquiServe Trust Company, N.A.
     Attn: Corporate Actions        Attn: Corporate Actions            100 Williams St., Galleria
          P.O. Box 9573               40 Campanelli Drive                  New York, NY 10038
      Boston, MA 02205-9573           Braintree, MA 02184

              Confirmation of receipt by telephone: (781) 575-4816

     Questions and requests for assistance may be directed to the Information Agent or the Dealer Manager at the telephone numbers and addresses listed below. You may request additional copies of this Supplement to the Offer to Purchase, the Original Offer to Purchase, the Supplement to the Letter of Transmittal or the Supplement to the Notice of Guaranteed Delivery from the Information Agent at its telephone numbers and address listed below.

                    THE INFORMATION AGENT FOR THE OFFER IS:

                    CORPORATE INVESTOR COMMUNICATIONS, INC.

                               111 Commerce Road
                              Carlstadt, NJ 07072
                         Call Toll Free: (877) 977-6197
                           Banks and Brokerage Firms,
                          Please Call: (800) 346-7885

                      THE DEALER MANAGER FOR THE OFFER IS:

                              MERRILL LYNCH & CO.
                             World Financial Center
                                  South Tower
                            New York, New York 10281
                         (212) 236-3790 (call collect)